May 28, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Rufus Decker

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Crocs, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 25, 2013
Form 10-K/A for the Year Ended December 31, 2012
Filed February 26, 2013
Form 10-Q for the Period Ended March 31, 2013
Filed April 29, 2013
File No. 0-51754

Dear Mr. Decker:

Crocs, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 13, 2013 relating to the above-referenced Form 10-K and Form 10-Q. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2012

Business, page 1

Backlog, page 7

1.	In future filings, please disclose the amounts of backlog for each segment as of the balance sheet date and as of a comparable date in the preceding fiscal year. Please also disclose the amount of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. Please show us supplementally what the revised disclosure will look like.

Response: In future filings the Company will disclose the amounts of backlog for each reportable segment as of the balance sheet date and as of a comparable date in the preceding fiscal year. The Company will also disclose the amount of backlog not reasonably expected to be filled within the current fiscal year.

7477 east dry creek parkway niwot, colorado 80503   t: 303.848.7000   f: 303.848.7010   www.crocs.com

The revised disclosure as of December 31, 2012 follows:

We receive a significant portion of orders as preseason orders, generally four to six months prior to shipment date. We provide customers with price incentives to participate in such preseason programs to enable us to better plan our production schedule, inventory and shipping needs. Unfulfilled customer orders as of any date are referred to as backlog and represent orders scheduled to be shipped at a future date. Backlog as of a particular date is affected by a number of factors, including seasonality, manufacturing schedule and the timing of product shipments. Further, the mix of future and immediate delivery orders can vary significantly period over period. Due to these factors and since the unfulfilled orders can be canceled at any time prior to shipment by our customers, backlog may not be a reliable measure of future sales and comparisons of backlog from period to period may be misleading. In addition, our historical cancellation experience may not be indicative of future cancellation rates. While all orders in the backlog are subject to cancellation by customers, we expect that the majority of these orders will be fulfilled within the current year.

The following table summarizes backlog by reportable segment as of December 31, 2012 and 2011:

	December 31,
($ thousands)	2012	2011
Americas	$122,376	$106,175
Europe	56,456	57,538
Asia	175,499	143,676

Total backlog	$354,331	$307,389

15. Legal Proceedings, Page F-33

2.	You indicate that you are not party to any other pending legal proceedings that you believe will have a material adverse impact on your business. In future filings, please revise your disclosure to indicate whether you believe that your legal proceedings will have a material adverse impact on your financial position, results of operations, or cash flows. Please show us supplementally what the revised disclosure will look like.

7477 east dry creek parkway niwot, colorado 80503   t: 303.848.7000   f: 303.848.7010   www.crocs.com

Response: In future filings the Company will indicate whether it believes any additional pending litigation will have a material adverse impact on its financial position, results of operations or cash flows.

The revised disclosure as of December 31, 2012 follows:

Although we are subject to other litigation from time to time in the ordinary course of business, including employment, intellectual property and product liability claims, we are not party to any other pending legal proceedings that we believe will have a material adverse impact on our business, financial position, results of operations or cash flows.

3.	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, including the matter with the United States District Court for the District of Colorado, Spectrum Agencies, U.S. Customs & Border Protection, and Mexico’s Federal Tax Authority, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made in future filings. You may provide your disclosures on an aggregated basis. Please refer to ASC 450-20-50. Please show us supplementally what the revised disclosure will look like. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response: In accordance with ASC 450-20-50, in future filings if there is a reasonably possible loss exceeding amounts already recognized, the Company will disclose an estimate of the reasonably possible additional loss or range of loss or state that such estimate cannot be made. The Company will also continue to evaluate its estimates of reasonably possible losses for the purposes of disclosure.

The revised disclosure as of December 31, 2012 follows:

As of December 31, 2012, we have accrued a total of $5.9 million relating to these litigation matters and other disputes. We estimate that the ultimate resolution of these litigation matters and other disputes could result in a loss that is reasonably possible between $0.0 million and $10.3 million in the aggregate, in excess of the amount accrued.

7477 east dry creek parkway niwot, colorado 80503   t: 303.848.7000   f: 303.848.7010   www.crocs.com

Form 10-Q for the Period Ended March 31, 2013

1. General, page 7

Accumulated Other Comprehensive Income, page 7

4.	In future filings, please provide the disclosures required by ASC 220-10-45-17 through 45-17B about the effects of significant amounts reclassified out of accumulated other comprehensive income. Your disclosures on page 7 indicate that other comprehensive income and related reclassification adjustments are presented gross rather than net of tax. Given that there is not a separate line item which shows the aggregate income tax expense or benefit associated with these amounts, it is not clear how the income tax effect of these amounts are presented pursuant to ASC 220-10-45-11 and 45-12. Please advise or revise your disclosures as necessary in future filings. Please show us supplementally what the revised disclosure will look like.

Response:

In future filings, the Company will present other comprehensive income and related reclassification adjustments net of tax and disclose the income tax effect. The revised statement and disclosure as of March 31, 2013 follows:

CROCS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
($ thousands)	2013	2012
Net income	$28,961	$28,346
Other comprehensive income (loss):
Foreign currency translation	(4,317)	7,078
Reclassification of cumulative foreign exchange translation adjustments to net income, net of tax of $(3) and $7	299	(658)

Total comprehensive income	$24,943	$34,766

Accumulated Other Comprehensive Income – Activity within our accumulated other comprehensive income (“AOCI”) balance consists solely of gains and losses resulting from the translation of foreign subsidiary financial statements to our reporting currency. Foreign currency translation resulting

7477 east dry creek parkway niwot, colorado 80503   t: 303.848.7000   f: 303.848.7010   www.crocs.com

in changes to other comprehensive income and related reclassification adjustments are presented net of tax effects on the condensed consolidated statements of other comprehensive income. Foreign currency reclassification adjustments are included within the line item entitled “foreign currency transaction gains (losses), net” on the condensed consolidated statements of income.

*  *  *  *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you for your time and consideration.

Respectfully submitted,

/s/ Jeffrey J. Lasher
Jeffrey J. Lasher
Senior Vice President-Finance and Chief Financial Officer

7477 east dry creek parkway niwot, colorado 80503   t: 303.848.7000   f: 303.848.7010   www.crocs.com